UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended March 31, 2012

Commission File Number: 001-13425

Ritchie Bros. Auctioneers Incorporated

9500 Glenlyon Parkway

Burnaby, BC, Canada

V5J 0C6

(778) 331 5500

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☐            Form 40-F  ☒

indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

indicate by check mark whether by furnishing information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PART 1.	FINANCIAL INFORMATION

ITEM 1.	FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated interim financial statements do not include all information and footnotes required by International Financial Reporting Standards as issued by the IASB (IFRS), for a complete set of annual financial statements. However, in the opinion of management, all adjustments (which consist only of normal recurring adjustments) necessary for a fair presentation of the results of operations for the relevant periods have been made. Results for the interim periods are not necessarily indicative of the results to be expected for the year or any other period. These financial statements should be read in conjunction with the summary of accounting policies and the notes to the consolidated financial statements included in the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2011, a copy of which has been filed with the U.S. Securities and Exchange Commission. These policies have been applied on a consistent basis.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Condensed Consolidated Income Statements

(Expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three months ended March 31,	2012	2011
Auction revenues (note 4)	$101,276	$88,463
Direct expenses (note 5)	10,134	8,933

	91,142	79,530
Selling, general and administrative expenses (note 5)	63,269	60,185

Earnings from operations	27,873	19,345
Other income (expense):
Foreign exchange loss	(2)	(487)
Gain on disposition of property, plant and equipment	50	3,639
Other	718	684

	766	3,836
Finance income (costs):
Finance income	559	680
Finance costs	(1,376)	(1,457)

	(817)	(777)

Earnings before income taxes	27,822	22,404
Income tax expense (note 6):
Current	8,818	3,960
Deferred	1,035	1,874

	9,853	5,834

Net earnings	$17,969	$16,570

Net earnings per share (note 7):
Basic	$0.17	$0.16
Diluted	$0.17	$0.16

Weighted average number of shares outstanding:
Basic	106,399,495	105,809,701
Diluted	107,027,472	106,611,182

See accompanying notes to condensed consolidated interim financial statements.

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on May 1, 2012.

/s/ Beverley A Briscoe	/s/ Peter J Blake
Beverley A Briscoe	Peter J Blake
Director	Chief Executive Officer

RITCHIE BROS. AUCTIONEERS INCORPORATED

Condensed Consolidated Statements of Comprehensive Income

(Expressed in thousands of United States dollars)

(Unaudited)

Three months ended March 31,	2012	2011
Net earnings	$17,969	$16,570
Other comprehensive income:
Foreign currency translation adjustment, net of tax	4,762	10,638

Total comprehensive income	$22,731	$27,208

See accompanying notes to condensed consolidated interim financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Condensed Consolidated Balance Sheets

(Expressed in thousands of United States dollars)

	March 31, 2012	December 31, 2011
Assets	(unaudited)
Current assets:
Cash and cash equivalents	$179,528	$109,323
Trade and other receivables	152,611	60,980
Inventory (note 8)	82,212	49,212
Advances against auction contracts	7,743	11,784
Prepaid expenses and deposits	10,286	9,923
Assets held for sale (note 9)	4,474	—
Current portion of loan receivable	113	111
Current other assets	92	81
Income taxes receivable	6,176	12,426

	443,235	253,840
Property, plant and equipment (note 10)	658,360	644,333
Investment property	8,179	7,890
Loan receivable	4,886	4,915
Other non-current assets	8,837	8,857
Goodwill	46,252	45,957
Deferred tax assets	1,480	1,449

	$1,171,229	$967,241

Liabilities and Shareholders’ Equity
Current liabilities:
Auction proceeds payable	$231,475	$69,004
Trade and other payables	89,598	100,868
Income taxes payable	5,622	8,077
Current borrowings (note 11)	51,866	12,595

	378,561	190,544
Non-current borrowings (note 11)	135,980	133,881
Other non-current liabilities	4,618	4,309
Deferred tax liabilities	21,865	20,601

	541,024	349,335

Shareholders’ equity:
Share capital (note 12)	116,580	115,961
Additional paid-in capital	23,695	22,777
Retained earnings	486,718	480,718
Foreign currency translation reserve	3,212	(1,550)

	630,205	617,906

	$1,171,229	$967,241

Contingencies (note 14)

See accompanying notes to condensed consolidated interim financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Condensed Consolidated Statements of Changes in Equity

(Expressed in thousands of United States dollars, except share amounts)

(Unaudited)

	Share Capital
	Number of Shares	Amount	Additional Paid-In Capital	Retained Earnings	Foreign Currency Translation Reserve	Total Shareholders’ Equity
Balance, December 31, 2010	105,648,035	$103,978	$21,101	$450,268	$4,520	$579,867
Total comprehensive income
Net earnings	—	—	—	16,570	—	16,570
Foreign currency translation adjustment, net of tax	—	—	—	—	10,638	10,638

	—	—	—	16,570	10,638	27,208
Exercise of stock options	395,452	6,511	(1,232)	—	—	5,279
Share-based compensation tax adjustment	—	—	1,833	—	—	1,833
Share-based compensation expense (note 13(b))	—	—	1,001	—	—	1,001
Cash dividends paid	—	—	—	(11,109)	—	(11,109)

Balance, March 31, 2011	106,043,487	$110,489	$22,703	$455,729	$15,158	$604,079
Total comprehensive income (loss)
Net earnings	—	—	—	60,063	—	60,063
Foreign currency translation adjustment, net of tax	—	—	—	—	(16,708)	(16,708)

	—	—	—	60,063	(16,708)	43,355
Exercise of stock options	342,852	5,472	(1,028)	—	—	4,444
Share-based compensation tax adjustment	—	—	(1,772)	—	—	(1,772)
Share-based compensation expense	—	—	2,874	—	—	2,874
Cash dividends paid	—	—	—	(35,074)	—	(35,074)

Balance, December 31, 2011	106,386,339	$115,961	$22,777	$480,718	$(1,550)	$617,906
Total comprehensive income
Net earnings	—	—	—	17,969	—	17,969
Foreign currency translation adjustment, net of tax	—	—	—	—	4,762	4,762

	—	—	—	17,969	4,762	22,731
Exercise of stock options	35,781	619	(117)	—	—	502
Share-based compensation tax adjustment	—	—	78	—	—	78
Share-based compensation expense (note 13(b))	—	—	957	—	—	957
Cash dividends paid	—	—	—	(11,969)	—	(11,969)

Balance, March 31, 2012	106,422,120	$116,580	$23,695	$486,718	$3,212	$630,205

See accompanying notes to condensed consolidated interim financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)

(Unaudited)

Three months ended March 31,	2012	2011
Cash generated by (used in):
Operating activities:
Net earnings	$17,969	$16,570
Items not involving cash:
Depreciation	9,665	10,312
Share-based compensation expense	957	1,001
Deferred income tax expense	1,035	1,874
Foreign exchange loss	2	487
Gain on disposition of property, plant and equipment	(50)	(3,639)

	11,609	10,035
Changes in non-cash working capital:
Trade and other receivables	(90,789)	(99,453)
Inventory	(32,381)	(35,943)
Advances against auction contracts	4,175	(10,363)
Prepaid expenses and deposits	(125)	691
Income taxes receivable	6,250	3,051
Income taxes payable	2,424	110
Auction proceeds payable	162,908	157,434
Trade and other payables	(10,228)	16,406
Other	(338)	(2,081)

	41,896	29,852
Interest paid	(1,980)	(1,614)
Income taxes paid	(5,007)	(733)

Net cash generated by operating activities	64,487	54,110

Investing activities:
Property, plant and equipment additions	(24,136)	(14,791)
Proceeds on disposition of property, plant and equipment	412	4,669
Decrease (increase) in other assets	85	(1,966)

Net cash used in investing activities	(23,639)	(12,088)

Financing activities:
Issuance of share capital	502	5,279
Dividends on common shares	(11,969)	(11,109)
Issuance of short-term borrowings	40,028	48,947
Repayment of short-term borrowings	(338)	—
Other	(14)	1,836

Net cash generated by financing activities	28,209	44,953

Effect of changes in foreign currency rates on cash and cash equivalents	1,148	2,429

Increase in cash and cash equivalents	70,205	89,404
Cash and cash equivalents, beginning of period	109,323	68,185

Cash and cash equivalents, end of period	$179,528	$157,589

See accompanying notes to condensed consolidated interim financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three months ended March 31, 2012 and 2011

1.	Significant accounting policies:

(a)	Basis of preparation:

These condensed consolidated interim financial statements including comparatives present the condensed consolidated income statements, statements of comprehensive income, balance sheets, statements of changes in equity and statements of cash flows of the Company. The condensed consolidated interim financial statements have been prepared on the historical cost basis, except for cash flows.

The preparation of these condensed consolidated interim financial statements is based on accounting policies consistent with those used in the preparation of the Company’s audited annual consolidated financial statements for the year ended December 31, 2011. A selection of the accounting policies that are specifically important for interim financial reporting, or for which there has been a change since the annual consolidated financial statements, is set out below. These condensed consolidated interim financial statements should be read in conjunction with the Company’s audited annual financial statements for the year ended December 31, 2011; a full list of the Company’s significant accounting policies is included in those financial statements.

(b)	Statement of compliance:

The condensed consolidated interim financial statements of the Company have been prepared under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) incorporating Interpretations issued by the IFRS Interpretations Committee (“IFRICs”), and complying with the Canada Business Corporations Act 1997.

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

(c)	Basis of consolidation:

(i) Subsidiaries:

The condensed consolidated interim financial statements incorporate the assets and liabilities of all subsidiaries of Ritchie Bros. Auctioneers Incorporated for all periods presented and the results of all subsidiaries for the periods then ended.

Subsidiaries are all those entities that the Company controls, defined as having the power to govern the financial and operating policies, generally accompanying an equity holding of more than one-half of the voting rights.

Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases. Inter-entity transactions, balances and unrealized gains on transactions between entities within the consolidated company are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of impairment of the asset transferred. The Company’s accounting policies are applied consistently throughout the organization.

(ii) Ultimate parent entity:

Ritchie Bros. Auctioneers Incorporated is the ultimate parent entity of the consolidated company.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three months ended March 31, 2012 and 2011

1.	Significant accounting policies (continued):

(d)	Revenue recognition:

Auction revenues are comprised mostly of auction commissions, which are earned by the Company acting as an agent for consignors of equipment and other assets, but also include net profits on the sale of inventory, as well as auction fees. Auction fees are made up of internet purchase fees (incurred until June 2011), administrative and documentation fees on the sale of certain lots and auction advertising fees.

Auction commissions represent the percentage earned by the Company on the gross proceeds from equipment and other assets sold at auction. The majority of auction commissions are earned as a pre-negotiated fixed rate of the gross selling price. Other commissions are earned from at risk contracts, when the Company guarantees a certain level of proceeds to a consignor or purchases inventory from customers for sale at auction.

Guarantee contracts typically include a pre-negotiated percentage of the guaranteed gross proceeds plus a percentage of proceeds in excess of the guaranteed amount. If actual auction proceeds are less than the guaranteed amount, commission is reduced; if proceeds are sufficiently lower, the Company can incur a loss on the sale. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is completed. If a loss relating to a guarantee contract held at the period end to be sold after the period end is known at the financial statement reporting date, the loss is accrued in the financial statements for that period. The Company’s exposure from these guarantee contracts fluctuates over time (note 14(b)).

For inventory contracts, the Company acquires title to items for a short time prior to a particular auction sale. Revenue from inventory sales is presented net within auction revenues on the income statement, as the Company takes title only for a short period of time and the risks and rewards of ownership are not substantially different than the Company’s other revenue contracts.

Revenue is measured at the fair value of the consideration received or receivable. Revenue is shown net of value-added tax and duties.

The Company recognizes revenue when the auction sale is complete and the Company has determined that the auction proceeds are collectible.

(e)	Financial instruments:

(i) Recognition of financial instruments:

Financial instruments are recognized when the Company becomes a party to the contractual provisions of the instrument.

Financial assets are derecognized when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset, and substantially all the risks and rewards of ownership of the asset, to another entity.

Financial liabilities are derecognized when the Company’s obligations are discharged, cancelled or they expire.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three months ended March 31, 2012 and 2011

1.	Significant accounting policies (continued):

(e)	Financial instruments (continued):

(ii) Financial assets at fair value through profit or loss:

Financial assets at fair value through profit or loss are financial assets held for trading. In previous periods, the Company classified cash and cash equivalents in this category; these were reclassified at their fair value to loans and receivables as at January 1, 2012. The Company has no other assets classified as fair value through profit or loss.

(iii) Loans and receivables:

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Company provides services with no intention of selling the receivable. They are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short term receivables when the recognition of interest would be immaterial.

Assets in this category are classified as current assets, except for those with maturities greater than 12 months after the balance sheet date, which are classified as non-current assets. Loans and receivables are comprised of cash and cash equivalents, trade and other receivables, advances against auction contracts, other current assets and loan receivable on the balance sheet.

(iv) Effective interest method:

The effective interest method is a method of calculating the amortized cost of a financial asset or financial liability and of allocating interest income or interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash receipts or payments (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset or financial liability, or, where appropriate, a shorter period.

Income is recognized on an effective interest basis for debt instruments other than those financial assets designated as fair value through profit or loss.

(v) Impairment of financial assets:

Financial assets, other than those at fair value through profit or loss, are assessed for indicators of impairment at each balance sheet date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

Objective evidence of impairment could include:

a.	Significant financial difficulty of the issuer or counterparty;

b.	Default or delinquency in interest or principal payments; or

c.	It becomes probable that the borrower will enter bankruptcy or financial re-organization.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three months ended March 31, 2012 and 2011

1.	Significant accounting policies (continued):

(e)	Financial instruments (continued):

(v) Impairment of financial assets (continued):

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through the earnings to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

(vi) Financial liabilities:

Auction proceeds payable, trade and other payables and borrowings are measured at amortized cost using the effective interest method. Transaction costs are offset against the outstanding principal of the related borrowings and are amortized using the effective interest rate method.

(f)	Taxes:

Income tax expense represents the sum of current tax expense and deferred tax expense.

(i) Current tax:

The current tax expense is based on taxable profit for the period and includes any adjustments to tax payable in respect of previous years. Taxable profit differs from earnings before income taxes as reported in the condensed consolidated income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

(ii) Deferred tax:

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor earnings before income taxes.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three months ended March 31, 2012 and 2011

1.	Significant accounting policies (continued):

(f)	Taxes (continued):

(ii) Deferred tax (continued):

Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(iii) Current and deferred tax for the period:

Current and deferred tax are recognized as an expense or income in earnings, except when they relate to items credited or debited directly to equity, in which case the tax is also recognized directly in equity, or where they arise from the initial accounting for a business combination.

(g)	New and amended accounting standards:

At the date of authorization of these financial statements, the following applicable standards and interpretations were issued but not yet effective:

•

In 2009, the IASB issued the first part of IFRS 9 Financial Instruments. This standard is anticipated to be effective for periods starting on or after January 1, 2015. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

•

In May 2011, the IASB issued new standards addressing scope of reporting entity. IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities. These new standards are effective for years beginning on or after January 1, 2013 with early adoption permitted under certain circumstances. The IASB also renamed IAS 27 as Separate Financial Statements, to reflect that the content now only deals with such, and revised and reissued IAS 28 Investments in Associates and Joint Ventures to align with the new consolidation guidance. The Company is currently evaluating the impact of these new standards on its consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three months ended March 31, 2012 and 2011

1.	Significant accounting policies (continued):

(g)	New and amended accounting standards (continued):

•

In May 2011, the IASB also issued IFRS 13 Fair Value Measurement intended to provide a single source of guidance on how to measure fair value where it is already required or permitted by another IFRS, enhancing disclosure requirements for information about fair value measurements. This new standard is effective for years beginning on or after January 1, 2013. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

•

The IASB has a number of other projects outstanding that will result in exposure drafts and eventually new standards issued. However, the timing and outcome of these projects are too uncertain to list here.

2.	Critical accounting estimates and judgments:

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies and assumptions. Estimates and judgments are continually evaluated and are based on historical experience and other factors including expectations of future events that are believed to be reasonable under the circumstances.

Key sources of estimation uncertainty are the areas where assumptions and estimates have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities. These are depreciation methods; valuation of at risk business contracts including inventory held at the period end and commitments under guarantee; valuation and recognition of income taxes; and the calculation of share-based payments. The methods of calculating these estimates are discussed elsewhere in these condensed consolidated interim financial statements and in the Company’s audited annual consolidated financial statements for the year ended December 31, 2011. Actual results may differ from these estimates.

Critical judgments that have a higher degree of judgment and the most significant effect on the Company’s financial reporting, apart from those involving estimates (discussed above), include: determination of operating segments and identification of cash-generating units.

3.	Seasonality of operations:

The Company’s operations are both seasonal and event driven. Auction revenues tend to be highest during the second and fourth calendar quarters. The Company generally conducts more auctions during these quarters than during the first and third calendar quarters. Late December through mid-February and July through August are traditionally less active periods.

In addition, the Company’s revenue is dependent upon the timing of such events as fleet upgrades and realignments, contractor retirements and the completion of major projects, among other things. These events are not predictable and are usually unrelated to fiscal quarters, making quarter-to-quarter comparability difficult.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three months ended March 31, 2012 and 2011

4.	Auction revenues:

Three months ended March 31,	2012	2011
Auction commissions	$83,243	$82,055
Auction fees	18,033	6,408

	$101,276	$88,463

5.	Expenses by nature:

The Company classifies expenses according to function in the condensed consolidated interim income statements. The following items are listed by function into additional components by nature:

Direct expenses:

Three months ended March 31,	2012	2011
Employee compensation expense	$3,904	$3,339
Travel, advertising and promotion	3,436	2,992
Other direct expenses	2,794	2,602

	$10,134	$8,933

Selling, general and administrative expenses:

Three months ended March 31,	2012	2011
Employee compensation expense	$34,838	$31,801
Buildings and facilities	9,568	9,595
Travel, advertising and promotion	4,486	4,187
Other general and administrative expenses	4,712	4,290

	$53,604	$49,873

Depreciation	9,665	10,312

	$63,269	$60,185

6.	Income taxes:

Income tax expense is recognized based on management’s best estimate of the annual income tax rate expected by jurisdiction for the full financial year applied to the pre-tax income of the interim period. The Company’s consolidated effective tax rate in respect of operations for the three months ended March 31, 2012 was 35.4% (2011: 26.0%). The effective tax rate increased relative to the comparative period due to the following factors:

•	A greater proportion of earnings in the three months ended March 31, 2012 were subject to tax in jurisdictions with higher tax rates; and

•	A gain on disposition of property, plant and equipment was recorded in the comparative period which is subject to a low rate of tax.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three months ended March 31, 2012 and 2011

7.	Net earnings per share:

Three months ended March 31, 2012	Net earnings	Shares	Per share amount
Basic net earnings per share	$17,969	106,399,495	$0.17
Effect of dilutive securities:
Stock options	—	627,977	—

Diluted net earnings per share	$17,969	107,027,472	$0.17

Three months ended March 31, 2011	Net earnings	Shares	Per share amount
Basic net earnings per share	$16,570	105,809,701	$0.16
Effect of dilutive securities:
Stock options	—	801,481	—

Diluted net earnings per share	$16,570	106,611,182	$0.16

For the three months ended March 31, 2012, stock options to purchase 1,531,111 common shares were outstanding but were excluded from the calculation of diluted earnings per share as they were anti-dilutive (2011: 494,160).

8.	Inventory:

Every period end inventory is reviewed to ensure that it is recorded at the lower of cost and net realizable value. At March 31, 2012, a write-down of $868,000 (December 31, 2011: $469,000) was recorded. The cost of inventory purchases made during the three months ended March 31, 2012 relating to inventory that was sold was $172,719,000 (2011: $178,200,000). The cost of inventory purchases is netted against proceeds from inventory sales and included in auction revenues.

Of inventory held at March 31, 2012, 100% is expected to be sold prior to the end of June 2012 (December 31, 2011: 99% sold prior to the end of March 2012, with the remainder sold in April 2012).

9.	Assets held for sale:

	March 31,	December 31,
	2012	2011
Assets held for sale	$4,474	$—

As at March 31, 2012, the Company held land and buildings for sale. These relate to a former permanent auction site in Washington, USA.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three months ended March 31, 2012 and 2011

10. Property, plant and equipment:

	Land and improvements	Buildings	Land, buildings and leasehold improvements under development	Yard and automotive equipment	Computer software and equipment †	Computer software and equipment under development	Office equipment	Leasehold improvements	Total
Cost:
Balance, December 31, 2010	$338,270	$258,091	$15,303	$54,530	$67,508	$1,788	$20,308	$12,934	$768,732
Additions	2,007	277	55,953	8,971	894	9,918	460	97	78,577
Disposals	(2,857)	(155)	—	(7,395)	(154)	(224)	(315)	(204)	(11,304)
Transfers from property under development to completed assets	5,169	700	(9,367)	719	8,042	(8,042)	206	2,573	—
Foreign exchange movement	(2,652)	(2,604)	(11)	(822)	(1,715)	(56)	(359)	(221)	(8,440)

Balance, December 31, 2011	$339,937	$256,309	$61,878	$56,003	$74,575	$3,384	$20,300	$15,179	$827,565
Additions	11	20	18,993	2,476	151	2,343	72	70	24,136
Disposals	—	(28)	—	(1,002)	(343)	—	(116)	—	(1,489)
Transfers from property under development to completed assets	15,775	16,266	(33,951)	908	1,697	(1,697)	936	66	—
Reclassified as held for sale	(3,208)	(3,304)	—	(31)	—	—	(39)	—	(6,582)
Foreign exchange movement	1,754	2,203	(63)	683	1,631	81	307	207	6,803

Balance, March 31, 2012	$354,269	$271,466	$46,857	$59,037	$77,711	$4,111	$21,460	$15,522	$850,433

†	The carrying value of intangible website assets included within computer software and equipment as at March 31, 2012 is $8,516,000 (December 31, 2011: $8,909,000).

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three months ended March 31, 2012 and 2011

10. Property, plant and equipment (continued):

	Land and improvements	Buildings	Land, buildings and leasehold improvements under development	Yard and automotive equipment	Computer software and equipment †	Computer software and equipment under development	Office equipment	Leasehold improvements	Total
Accumulated depreciation:
Balance, December 31, 2010	$(24,592)	$(48,797)	$—	$(26,648)	$(37,321)	$—	$(9,001)	$(3,389)	$(149,748)
Depreciation for the year	(7,341)	(9,256)	—	(7,876)	(14,090)	—	(2,383)	(1,462)	(42,408)
Disposals	72	72	—	4,782	706	—	228	201	6,061
Foreign exchange movement	331	618	—	411	1,228	—	197	78	2,863

Balance, December 31, 2011	$(31,530)	$(57,363)	$—	$(29,331)	$(49,477)	$—	$(10,959)	$(4,572)	$(183,232)
Depreciation for the period	(1,673)	(2,401)	—	(1,861)	(2,900)	—	(426)	(404)	(9,665)
Disposals	—	7	—	670	343	—	106	—	1,126
Reclassified as held for sale	365	1,678	—	30	—	—	35	—	2,108
Foreign exchange movement	(214)	(534)	—	(367)	(1,103)	—	(148)	(44)	(2,410)

Balance, March 31, 2012	$(33,052)	$(58,613)	$—	$(30,859)	$(53,137)	$—	$(11,392)	$(5,020)	$(192,073)

Net carrying amount:
As at December 31, 2011	$308,407	$198,946	$61,878	$26,672	$25,098	$3,384	$9,341	$10,607	$644,333

As at March 31, 2012	$321,217	$212,853	$46,857	$28,178	$24,574	$4,111	$10,068	$10,502	$658,360

During the three months ended March 31, 2012, interest of $441,000 (2011: $176,000) was capitalized to the cost of assets under development. These interest costs relating to qualifying assets are capitalized at a weighted average rate of 3.68% (2011: 4.34%).

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three months ended March 31, 2012 and 2011

11. Borrowings:

	Carrying value
	March 31,	December 31,
	2012	2011
Current Borrowings	$51,866	$12,595

Non-current Borrowings
Term loan, denominated in Canadian dollars, unsecured, bearing interest at 6.385%, due in quarterly installments of interest only, with the full amount of the principal due in May 2016.	$60,005	$58,627
Revolving loan, denominated in Canadian dollars, unsecured, bearing interest at Canadian bankers’ acceptance rate plus a margin between 0.65% and 1.00%, due in monthly installments of interest only. The revolving credit facility is available until January 2014.	30,975	30,254
Term loan, denominated in United States dollars, unsecured, bearing interest at a base rate of 1.65% plus a margin between 0.65% and 1.00%, due in quarterly installments of interest only, with the full amount of the principal due in July 2013.	15,000	15,000
Term loan, denominated in United States dollars, unsecured, bearing interest at a base rate of 1.16% plus a margin between 0.65% and 1.00%, due in quarterly installments of interest only, with the full amount of the principal due in January 2013, which the Company intends to refinance on a long-term basis by drawing on its available committed credit facilities.	30,000	30,000

	$135,980	$133,881

Total Borrowings	$187,846	$146,476

Current borrowings at March 31, 2012 are comprised of drawings in different currencies on the Company’s committed revolving credit facility, and have a weighted average interest rate of 3.46% (December 31, 2011: 2.48%).

12. Share capital:

(a) Authorized:

Unlimited number of common shares, without par value.

Unlimited number of senior preferred shares, without par value, issuable in series.

Unlimited number of junior preferred shares, without par value, issuable in series.

(b) Issued:

All issued shares are fully paid. No preferred shares have been issued.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three months ended March 31, 2012 and 2011

13.	Share-based payment:

(a)	Stock option plan:

Stock option activity for the three months ended March 31, 2012 and the year ended December 31, 2011 is presented below:

	March 31, 2012		December 31, 2011
	Common Shares Under Option	Weighted Average Exercise Price	Common Shares Under Option	Weighted Average Exercise Price
Outstanding, beginning of period	3,008,169	$18.97	3,234,776	$16.57
Granted	646,300	23.80	517,460	25.73
Exercised	(35,781)	14.04	(738,304)	13.17
Cancelled	(7,400)	23.17	(5,763)	22.37

Outstanding, end of period	3,611,288	$19.88	3,008,169	$18.97

Exercisable, end of period	2,625,465	$18.39	2,080,095	$17.42

The options outstanding at March 31, 2012 expire on dates ranging to March 6, 2022.

The following is a summary of stock options outstanding and exercisable at March 31, 2012:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number	Weighted Average Remaining Life (years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$5.18	66,724	0.8	$5.18	66,724	$5.18
$8.82 - $10.80	196,100	2.3	9.79	196,100	9.79
$14.23-$14.70	942,735	6.2	14.54	930,335	14.54
$18.67-$19.23	322,241	5.0	18.68	322,241	18.68
$21.66-$23.80	1,202,577	9.1	22.91	419,293	21.82
$24.39-$25.91	880,911	7.6	25.24	690,772	25.06

	3,611,288			2,625,465

(b)	Share-based compensation:

During the three months ended March 31, 2012, the Company recognized compensation cost of $957,000 (2011: $1,001,000) in respect of options granted under its stock option plan. This amount was calculated in accordance with the fair value method of accounting.

The fair value of the stock option grants was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	2012	2011
Risk free interest rate	1.1%	2.3%
Expected dividend yield	1.92%	1.62%
Expected lives of options	5 years	5 years
Expected volatility	35.4%	34.9%

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Three months ended March 31, 2012 and 2011

13.	Share-based payment (continued):

(b)	Share-based compensation (continued):

The weighted average grant date fair value of options granted during the three months ended March 31, 2012 was $6.48 per option (2011: $7.77). The fair value method requires that this amount be amortized over the relevant vesting periods of the underlying options.

14.	Contingencies:

(a)	Legal and other claims:

The Company is subject to legal and other claims that arise in the ordinary course of its business. The Company does not believe that the results of these claims will have a material effect on the Company’s balance sheet or income statement.

(b)	Guarantee contracts:

In the normal course of its business, the Company will in certain situations guarantee to a consignor a minimum level of proceeds in connection with the sale at auction of that consignor’s equipment.

At March 31, 2012, total outstanding guarantees under contract were $48,426,000 for industrial equipment, all of which are due to be sold prior to the end of June 2012 (December 31, 2011: $23,537,000 of which 76% sold prior to the end of March 2012, with the remainder sold in April 2012).

The Company also had guarantees under contract totalling $35,630,000 relating to agricultural auctions, all of which are due to be sold prior to the end of June 2012 (December 31, 2011: $21,187,000 of which 79% sold prior to the end of April 2012, with the remainder to be sold in June 2012).

The outstanding guarantee amounts are undiscounted and before estimated proceeds from sale at auction.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The following discussion summarizes significant factors affecting the consolidated operating results and financial condition of Ritchie Bros. Auctioneers Incorporated (“Ritchie Bros.”, the “Company”, “we” or “us”) for the three-month period ended March 31, 2012 compared to the three-month period ended March 31, 2011. This discussion should be read in conjunction with our unaudited condensed consolidated interim financial statements and notes thereto for the three-month periods ended March 31, 2012 and 2011, and with the disclosures below regarding forward-looking statements and risk factors. You should also consider our audited consolidated financial statements and notes thereto and our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2011, and our most recent Annual Information Form, on our website at www.rbauction.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. None of the information on the SEDAR or EDGAR website is incorporated by reference into this document by this or any other reference. The date of this discussion is as of May 1, 2012.

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS. Amounts discussed below are based on our unaudited condensed consolidated interim financial statements and are presented in U.S. dollars. Unless indicated otherwise, all tabular dollar amounts, including related footnotes, presented below are expressed in thousands of dollars, except per share amounts.

First Quarter Update

Our 2012 first quarter net earnings were $18.0 million, or $0.17 per diluted share, compared to net earnings of $16.6 million, or $0.16 per diluted share, for the same period in 2011.

	Three months ended March 31,
Financial Overview	2012	2011	$ Change	% Change
Auction revenues	$101,276	$88,463	$12,813	14%
Direct expense	10,134	8,933	1,201	13%
SG&A expenses(1)	63,269	60,185	3,084	5%
Earnings from operations	27,873	19,345	8,528	44%
Net earnings	17,969	16,570	1,399	8%
Adjusted net earnings (2),(3)	17,969	13,575	4,394	32%
Diluted adjusted net earnings per share(2)	$0.17	$0.13	$0.04	31%
Effective tax rate	35%	26%	n/a	36%
Gross Auction Proceeds (2),(4)	$864,506	$851,283	$13,223	2%
Auction Revenue Rate	11.71%	10.39%	n/a	13%
Direct Expense Rate	1.17%	1.05%	n/a	12%
EBITDA Margin(2),(5)	37%	34%	n/a	11%

(1)	Selling, general and administrating expenses (SG&A) include depreciation expense.
(2)

These are non-Generally Accepted Accounting Principles (non-GAAP) measures that do not have a standardized meaning, and are therefore unlikely to be comparable to similar measures presented by other companies. We believe that comparing adjusted net earnings, diluted adjusted net earnings per share, gross auction proceeds and EBITDA margin for different financial periods provides more useful information about our performance for the relevant financial period.

A reconciliation of adjusted net earnings to net earnings is given below under “Net earnings and adjusted net earnings”.

(3)	We define adjusted net earnings as financial statement net earnings excluding the after-tax effects of sales of excess properties and significant foreign exchange gains or losses resulting from financing activities that we do not expect to recur on a consistent basis in the future.
(4)	Gross auction proceeds represents the total proceeds from all items sold at our auctions. It is not a measure of our financial performance, liquidity or revenue and is not presented in our consolidated financial statements. We believe that auction revenues, which is the most directly comparable measure in our Income Statements, and certain other line items, are best understood by considering their relationship to gross auction proceeds.
(5)	Earnings before interest, taxes, depreciation and amortization (EBITDA) is calculated using the information disclosed in our interim unaudited condensed consolidated financial statements by adding back depreciation expense to earnings from operations. EBITDA is a non-GAAP measure. The EBITDA margin is EBITDA as a proportion of auction revenues.

Highlights during the first quarter of 2012 included:

•	Highest first quarter auction revenues in our history.

•	Highest first quarter gross auction proceeds in our history.

•	A 32% increase in adjusted net earnings over the prior year’s first quarter.

•	Largest Ritchie Bros. auction ever at Orlando, Florida.

•	Largest Ritchie Bros. single day auction ever at Brisbane, Australia.

•	First Mexico national auction, where equipment was stored and displayed at four different locations around Mexico and sold simultaneously over two days at our permanent auction site in Mexico City.

We began the first quarter of 2012 with a continuation of the strong used equipment pricing environment that we experienced at our auctions in the fourth quarter of 2011, though price increases leveled off during the last few weeks of the first quarter of 2012. This strong pricing environment reflected the particularly strong demand across all regions for equipment with low hours, in fair or better condition and with a documented owner history.

Gross Auction Proceeds

Gross auction proceeds were $864.5 million for the quarter ended March 31, 2012, which is an increase of 2% compared to the comparable period in 2011.

The majority of our gross auction proceeds is generated by straight commission sales, with the remainder by at risk sales. Our at risk business represented approximately 29% of our gross auction proceeds in the first quarter of 2012 and 32% for the first quarter of 2011. We refer to guarantee and outright purchase contracts as our underwritten or at risk business. Competition continues to be tough because of reduced equipment production starting in 2008 combined with long lead times for the purchase of many categories of new equipment. In addition, some equipment owners are replacing their fleet with late model used equipment.

Auction Revenues & Auction Revenue Rate

Auction revenues increased to $101.3 million for the first quarter of 2012, compared to $88.5 million for the first quarter of 2011, due primarily to a higher auction revenue rate. Our auction revenue rate, which includes both commission and fee income, increased to 11.71% in the first quarter of 2012 from 10.39% in the comparable period in 2011. This is mainly a result of our revised administrative fee that we introduced on July 1, 2011. Over the past two years our quarterly auction revenue rate has ranged between 9.96% and 11.84%.

The incremental effect on fee income for the three months ended March 31, 2012 as a result of the revised administrative fee was approximately $10.8 million, resulting in an increase of 125 basis points in our auction revenue rate. Our auction commission rate and overall auction revenue rate is presented in the graph below:

(1)	The auction revenue rate for the first quarter in 2010 excludes the results of the auction of the megayacht Apoise; had these results been included the auction revenue rate would have been 10.76%.
(2)	The revised administrative fee that took effect on July 1, 2011 resulted in an increase in our auction revenue rate of 128 basis points for the second half of 2011 and 125 basis points for the first quarter of 2012.

Direct Expenses

Our direct expense rate increased to 1.17% for the three months ended March 31, 2012 compared to 1.04% for the three months ended March 31, 2011. This increase was primarily a result of the increase in the cost of the average auction during the 2012 first quarter compared to the same period in 2011.

Selling, General & Administrative Expenses (SG&A)

Our SG&A expenses increased to $63.3 million in the first quarter of 2012, compared to $60.2 million in the comparable 2011 period. The increase was primarily driven by personnel costs related to our strategic initiatives which we initiated in the third quarter of 2011. Depreciation costs remained consistent with the comparative period.

Effective tax rate

Our effective tax rate of 35% was higher than the 26% recorded in the comparative period in 2011 as a result of a greater proportion of our earnings being generated in jurisdictions with higher tax rates. Furthermore, the tax rate in the first quarter of 2011 benefitted from a gain on property disposal during the quarter that attracted a relatively low rate of tax.

Net earnings and adjusted net earnings

Net earnings and adjusted net earnings for the three months ended March 31, 2012 were each $18.0 million, or $0.17 per diluted share, compared to net earnings and adjusted net earnings of $16.6 million and $13.6 million respectively, or $0.16 and $0.13 per diluted share for the three months ended March 31, 2011.

A reconciliation of our net earnings to adjusted net earnings is as follows:

	Three months ended March 31,
	2012	2011
Net earnings	$17,969	$16,570
Gain on sale of excess property(1)	—	(3,482)
Tax relating to reconciling items	—	487

Adjusted net earnings	$17,969	$13,575

(1)	During the three months ended March 31, 2011, we completed the sale of our former Surrey, British Columbia permanent auction site.

Our adjusted net earnings for the three months ended March 31, 2012 increased by approximately 32% compared to the same period in 2011, primarily as a result of the higher auction revenues achieved, offset partially by the increase in direct expenses and SG&A expenses.

An Update on our Growth Strategies

Our mission is to provide compelling business solutions that enable the world’s builders to easily and confidently exchange equipment and we are pursuing the following three strategic pillars, which are designed to help us achieve our mission:

GROW our core auction business

We believe unreserved public auctions offer significant benefits over other sales channels, including certainty, fairness and transparency. We intend to focus on increasing our market share with our traditional customer groups, while simultaneously seeking to do more business with new customer groups and in new markets.

To help accomplish our objectives we realigned our sales and operations teams during the quarter so that each team can specialize in their area of expertise. We have created new senior operations management positions that will work closely with our sales leaders and have sole responsibility for our auction sites and the organization and execution of each auction. We believe this specialization and increased management capacity will allow our sales teams to become more productive.

ADD new business and information solutions

Technology and innovation have played key roles in our business in the past, allowing us to enhance our auctions and broaden their appeal to more equipment owners. We continue to build our business intelligence and data analysis tools to improve our understanding of the equipment market, and position Ritchie Bros. as a knowledge and information authority. A part of this is the ongoing development of our website rbauction.com.

During the first quarter of 2012, we expanded the countries serviced by Ritchie Bros. Financial Services, from Canada and the United States to now include Europe, Mexico and Australia. Through Ritchie Bros. Financial Services we provided an easy and integrated lending platform, making our auctions more accessible to existing and new customers.

In addition, we continue to explore and develop solutions for equipment owners whose needs are not met by our unreserved auctions and who do not currently have a satisfactory method for buying and selling used equipment. We have not traditionally designed services to meet the needs of these equipment owners. However, we continue to investigate and plan to develop solutions to expand our service offering to these unreached equipment owners that are complementary to our core business so we can help more of the world’s builders exchange equipment. We believe this is a significant opportunity that will not hinder or adversely affect our core auction business and will increase our share of business with our existing customers and introduce our brand to many new customers.

PERFORM by building an inspired high-performance, customer-focused Ritchie Bros. team

To maintain our high standards of customer service, we employ people who we believe embody our core values, especially the value of putting our customers first. During the first quarter of 2012, as noted above, we implemented the realignment of our organizational structure to better allow sales and operations teams to focus on what they do best, further enhancing our employee engagement and management bench strength.

Operations

During the first three months of 2012 we conducted 38 unreserved industrial auctions at locations in North America, Europe, the Middle East and Australia (first three months of 2011: 37 auctions). Although our auctions vary in size, our 12 month rolling average industrial auction results were as follows:

	Twelve months ended March 31, 2012	Twelve months ended March 31, 2011
Gross auction proceeds	$ 15.5 million	$ 14.3 million
Registrations	1,694	1,460
Consignments	182	167
Lots	1,190	1,160

During the first quarter of 2012, 97% of our gross auction proceeds were attributable to auctions held at our permanent auction sites and regional auction sites (first quarter of 2011: 98%). Our key industrial auction metrics for the quarter are shown below.

Key industrial auction metrics

	Three months ended March 31, 2012	Three months ended March 31, 2011
Consignments	8,850	8,400
Registrations	88,000	85,000
Buyers	21,100	20,650
Lots	61,500	57,500

For a breakdown of these key industrial auction metrics by month, please refer to our website www.rbauction.com.

We sold over $276 million of equipment, trucks and other assets to online bidders during the first quarter of 2012, representing a 24% increase compared to the same period in 2011 (three months ended March 31, 2011: $223 million), re-confirming our position as the world’s largest seller of industrial equipment to online buyers. The increase in our online presence was also demonstrated by an increase in unique visitors to our website of 30% during the first quarter of 2012 compared to the first quarter of 2011.

Website metrics

	Three months ended March 31, 2012	Three months ended March 31, 2011
Unique visitors	1.3 million	1.0 million
Non-English speaking unique visitors	194,000	148,000

Personnel increases over the prior year period relate primarily to our strategic initiatives. People continue to be an important part of our growth strategy and we are focused on improving our sales force productivity, employee engagement and management bench strength.

Headcount

	As at March 31, 2012	As at March 31, 2011
Full-time employees	1,269	1,156
Sales representatives(1)	290	294
Trainee territory managers	19	11

(1)	Our definition of sales representative changed effective January 1, 2012 and now includes only territory managers and regional sales managers. The definition no longer includes divisional managers as this position was eliminated effective January 1, 2012. Comparative numbers have been adjusted accordingly.

Summary of Quarterly Results (Unaudited)

	Q1 2012	Q4 2011	Q3 2011	Q2 2011
Gross auction proceeds	$864,506	$1,039,790	$673,362	$1,149,847
Auction revenues	$101,276	$113,403	$79,709	$114,524
Net earnings	17,969	26,767	6,533	26,763
Adjusted net earnings	17,969	26,767	6,533	26,763

Net earnings per share — basic	$0.17	$0.25	$0.06	$0.25
Net earnings per share — diluted	0.17	0.25	0.06	0.25
Adjusted net earnings per share — diluted	0.17	0.25	0.06	0.25

	Q1 2011	Q4 2010	Q3 2010	Q2 2010
Gross auction proceeds	$851,283	$798,566	$750,912	$951,634
Auction revenues	$88,463	$88,296	$82,229	$103,300
Net earnings	16,570	13,538	13,375	26,054
Adjusted net earnings	13,575	13,538	13,375	25,298

Net earnings per share — basic	$0.16	$0.13	$0.13	$0.25
Net earnings per share — diluted	0.16	0.13	0.13	0.25
Adjusted net earnings per share — diluted	0.13	0.13	0.13	0.24

Gross auction proceeds and auction revenues are affected on a period-to-period basis by the timing of major auctions. Also, in newer markets where we are developing our business, the number and size of auctions and, as a result, our gross auction proceeds and auction revenues, are likely to vary more dramatically from period to period than in our established markets, where the number, size and frequency of our auctions are more consistent.

Because of these seasonal and period-to-period variations, we believe that our gross auction proceeds, auction revenues and net earnings are best compared on an annual basis.

Outstanding Share Data

We are a public company and our common shares are listed under the symbol “RBA” on the New York and Toronto Stock Exchanges. On May 1, 2012 we had 106,422,983 common shares issued and outstanding and stock options outstanding to purchase a total of 3,595,425 common shares.

Liquidity and Capital Resources

	March 31, 2012	December 31, 2011	% Change
Working capital	$64,674	$63,296	2%

Our cash position can fluctuate significantly from period to period, largely as a result of differences in the timing, size and number of auctions, the timing of the receipt of auction proceeds from buyers, and the timing of the payment of net amounts due to consignors. We believe that working capital, including cash, is a more meaningful measure of our liquidity than cash alone.

At March 31, 2012, we had $52 million of short term debt, which consisted of borrowings under our revolving credit facilities with a weighted average interest rate of 3.5% per annum. The remaining available borrowings under our credit facilities totalled $369 million, including a $97 million five-year committed credit facility expiring in January 2014, and a $165 million three-year uncommitted, non-revolving credit facility expiring in November 2014. We believe our existing working capital and availability under our credit facilities are sufficient to satisfy our present operating requirements, as well as to fund future growth, such as property acquisitions and development and the development of complementary business solutions.

We held a higher level of inventory on our March 31, 2012 balance sheet compared to our 2011 year end balance sheet in connection with equipment purchased for upcoming auctions because of the timing of auctions; there were more auctions in the first part of Q2 than the first part of Q1.

Cash Flows

Three months ended March 31,	2012	2011	% Change
Cash provided by (used in):
Operations	$64,487	$54,110	19%
Investing	(23,639)	(12,088)	96%
Financing	28,209	44,953	-37%

Our cash provided by operations can fluctuate significantly from period to period, due to factors such as differences in the timing, size and number of auctions during the period, the timing of the receipt of auction proceeds from buyers, and the timing of the payment of net amounts due to consignors. Property, plant and equipment additions were $24.1 million for the three months ended March 31, 2012 compared to $14.8 million in the same period in 2011. We anticipate our capital expenditure to be in the range of $60 million for 2012. Our capital expenditures for the first three months of 2012 related primarily to the purchase of property, the development and improvement of our auction sites and investments in computer software and hardware.

We declared and paid regular cash dividends of $0.105 per share for each of the quarters ended December 31, 2010 and March 31, 2011, and declared and paid dividends of $0.1125 per share for each of the quarters ended June 30, 2011, September 30, 2011 and December 31, 2011. Total dividend payments were $12.0 million for the first quarter of 2012 compared to total dividend payments of $11.1 million in the equivalent period in 2011. All dividends we pay are “eligible dividends” for Canadian income tax purposes unless indicated otherwise.

Long-term Debt and Credit Facilities

Our credit facilities are with financial institutions in the United States, Canada, the Netherlands and the United Kingdom. Certain of the facilities include commitment fees applicable to the unused credit amount. As at March 31, 2012, we had outstanding fixed rate and floating rate long-term debt bearing interest rates ranging from 1.9% to 6.4% (with a weighted average interest rate of 3.5% per annum). We were in compliance with all financial covenants applicable to our credit facilities at March 31, 2012.

Future scheduled interest payments over the next five years relating to our long term debt outstanding as at March 31, 2012 were as follows:

	9 months in 2012	In 2013	In 2014	In 2015	In 2016	Thereafter
Interest payments on long-term debt	$4,046	$4,684	$3,893	$3,840	$1,323	$	nil

Quantitative and Qualitative Disclosure about Market Risk

We conduct operations in local currencies in countries around the world, but we use the U.S. dollar as our reporting currency. As a result we are exposed to currency fluctuations and exchange rate risk. For the three months ended March 31, 2012, the proportion of revenues earned and operating costs denominated in currencies other than the U.S. dollar did not change significantly compared to previous reporting periods.

Borrowings under our revolving credit facility are available at both fixed and floating rates of interest. As at March 31, 2012 we had a total of $31 million (December 31, 2011: $30.0 million) in revolving loans bearing floating rates of interest.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, financial performance, liquidity, capital expenditures or capital resources.

Legal and Other Proceedings

From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us or on our financial condition or results of operations or that involve a claim for damages, excluding interest and costs, in excess of 10% of our current assets.

Critical Accounting Policies and Estimates

There have been no significant changes in our critical accounting policies and estimates since our Management’s Discussion and Analysis of Financial Condition and Results of Operations as at and for the year ended December 31, 2011, which is included in our 2011 Annual Report.

Changes in Accounting Policies

There have been no accounting policy changes implemented during the period.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate internal control structure and procedures for financial reporting. There has been no change in our internal control over financial reporting during the three months ended March 31, 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Forward-Looking Statements

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about our business, and include, among others, statements relating to:

•	our future performance;

•	impact of market uncertainty on equipment seller behaviour;

•	competition in used equipment market in the future;

•	anticipated pricing environment for late model equipment in the future;

•	impact of market uncertainty on equipment seller behaviour;

•	growth of our operations, including replacement of existing auction sites and adding at least one auction site per year;

•	growth of used equipment and truck markets;

•	increases in the number of consignors and bidders participating in our auctions;

•	our principal operating strengths, our competitive advantages, and the appeal of our auctions to buyers and sellers of industrial assets;

•	our ability to draw consistently significant numbers of local and international end-user bidders to our auctions;

•	our ability to continue to grow our share of the used equipment market and to meet the needs of our customers;

•	our ability to utilize the excess capacity in our sales team and auction site network to help sustain our growth;

•

our ability to grow our core auction business, including our ability to increase our market share with traditional customer groups and do more business with new customer groups in new markets, among others;

•	our ability to add new business and information solutions, including utilizing technology to enhance our auction services and support additional value added services, among others;

•	our ability to perform by building an inspired high-performance customer focused team, to improve sales force productivity and growth in our sales force, among others;

•	our ability to improve sales force productivity, employee engagement and management bench strength and increase operational efficiency of our sales and operations teams;

•	the relative percentage of gross auction proceeds represented by straight commission, guarantee and inventory contracts, and its impact on auction revenues and profitability;

•	our auction revenue rates, the sustainability of those rates, the impact of our commission rate and fee changes, and the seasonality of gross auction proceeds and auction revenues;

•	our direct expense and income tax rates, depreciation expenses and general and administrative expenses;

•	our future capital expenditures;

•	our internet initiatives and the level of participation in our auctions by internet bidders;

•

the proportion of our revenues and operating costs denominated in currencies other than the U.S. dollar or the effect of any currency exchange and interest rate fluctuations on our results of operations;

•	impact of new initiatives and services on the Company and its customers; and

•	financing available to us and the sufficiency of our working capital to meet our financial needs.

Forward-looking statements are typically identified by such words as “anticipate”, “believe”, “could”, “feel”, “continue”, “estimate”, “expect”, “intend”, “may”, “ongoing”, “plan”, “potential”, “predict”, “will”, “should”, “would”, “could”, “likely”, “generally”, “future”, “period to period”, “long term”, or the negative of these terms, and similar expressions intended to identify forward-looking statements. Our forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. While we have not described all potential risks related to our business and owning our common shares, the important factors listed under “Risk Factors” in our 2011 Annual Report on Form 40-F are among those that we consider may affect our performance significantly or could cause our actual financial and operational results to differ significantly from our predictions. Except as required by applicable securities law and regulations of relevant securities exchanges, we do not intend to update publicly any forward-looking statements, even if our predictions have been affected by new information, future events or other developments. You should consider our forward-looking statements in light of these and other relevant factors.

Risk Factors

Our business is subject to a number of risks and uncertainties, and our past performance is no guarantee of our performance in future periods. Some of the more important risks that we face are outlined below and holders of our common shares should consider these risks. The risks and uncertainties described below are a summary of key risks we face; a more extensive list of risks and uncertainties we face included in our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2011, which is included in our 2011 Annual Report on Form 40-F. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also adversely affect our financial condition or impair our business or results of operations. If any of the following risks actually occur, our business, results of operations and financial condition would suffer.

Damage to our reputation for fairness, integrity and conducting live auctions that are truly unreserved could harm our business.

One of our founding principles is that our live auctions are strictly unreserved and we believe this is one of our most significant competitive advantages. Closely related to this is our reputation for fairness and honesty in our dealings with our customers. Our ability to attract new customers and continue to do business with existing customers could be harmed if our reputation for fairness, integrity and conducting live auctions that are strictly unreserved was damaged. If we are unable to maintain our reputation and enforce our unreserved policy we could lose business and our results of operations and financial condition would suffer.

Competition in our core markets could result in reductions in our future revenues and profitability.

The used truck and equipment sectors of the global industrial equipment market, and the auction segment of those markets, are highly fragmented. We compete directly for potential purchasers of industrial equipment with other auction companies. Our indirect competitors include equipment manufacturers, other third party methods which utilize an intermediary, and equipment rental companies. When sourcing equipment to sell at our auctions, we compete with other auction companies, other third party methods, and equipment owners that have traditionally disposed of equipment in private sales.

Our direct competitors are primarily regional auction companies. Some of our indirect competitors have significantly greater financial and marketing resources and name recognition than we do. New competitors with greater financial and other resources may enter the industrial equipment auction market in the future. Additionally, existing or future competitors may succeed in entering and establishing successful operations in new geographic markets prior to our entry into those markets. They may also compete against us through internet-based services. If existing or future competitors seek to gain or retain market share by reducing commission rates, or our strategy to compete against them is not effective, we may also be required to reduce commission rates, which may reduce our revenues and harm our results of operations and financial condition, or we may lose market share.

We currently generate the majority of our revenues through unreserved auctions. We may be susceptible to loss of business as a result of our restrictive service offering if competing models become more appealing to customers. If our selling model becomes undesirable or we are not successful adding services complimentary to our existing selling model and business, we may not be successful increasing market penetration over the long term, which could prevent us from achieving our long-term earnings growth targets.

Decreases in the supply of, demand for, or market values of industrial assets, primarily used industrial equipment, could harm our business.

Our auction revenues could decrease if there was significant erosion in the supply of, demand for, or market values of used industrial equipment, which could adversely affect our financial condition and results of operations. We have no control over any of the factors that affect the supply of, and demand for, used industrial equipment, and the circumstances that cause market values for industrial equipment to fluctuate – including, among other things, economic uncertainty, disruptions to credit and financial markets, lower commodity prices, and our customers’ restricted access to capital – are beyond our control. Recent economic conditions have caused fluctuations in the supply, mix and market values of used equipment available for sale, which has a direct impact on our auction revenues. In addition, price competition and the availability of industrial equipment directly affect the supply of, demand for, and market value of used industrial equipment. Climate change initiatives, including significant changes to engine emission standards applicable to industrial equipment, may also adversely affect the supply of, demand for or market values of industrial equipment.

We may incur losses as a result of our guarantee and outright purchase contracts and advances to consignors.

Straight commission contracts are our most common type of auction contract and are used by us when we act as agent for consignors and earn a pre-negotiated, fixed commission rate on the gross sales price of the consigned equipment at auction. In recent periods, approximately 60-80% of our annual business has been conducted on a straight commission basis. In certain other situations we will either offer to:

•	guarantee a minimum level of sale proceeds to the consignor, regardless of the ultimate selling price of the consignment at the auction; or

•	purchase the equipment outright from the consignor for sale in a particular auction.

The level of guaranteed proceeds or inventory purchase price is based on appraisals performed on equipment by our internal personnel. Inaccurate appraisals could result in guarantees or inventory values that exceed the realizable auction proceeds. If auction proceeds are less than the guaranteed amount, our commission will be reduced and, in certain circumstances, we could incur a loss. If auction proceeds are less than the purchase price we paid for equipment that we take into inventory temporarily, we will incur a loss. Because all of our auctions are unreserved, there is no way for us to protect against these types of losses by bidding on or acquiring any of the items at the auction. In addition, we do not hold inventory indefinitely waiting for market conditions to improve. We expect that competitive forces and supply imbalances will likely encourage us to increase our exposure to at risk contracts. If our exposure increases, this risk would be compounded.

Occasionally we advance to consignors a portion of the estimated auction proceeds prior to the auction. We generally make these advances only after taking possession of the assets to be auctioned and upon receipt of a security interest in the assets to secure the obligation. If we were unable to auction the assets or if auction proceeds were less than amounts advanced, we could incur a loss.

We may have difficulties sustaining and managing our growth.

One of the main elements of our strategy is to continue to grow our core auction business, primarily by increasing our presence in markets in which we already operate and by expanding into new geographic markets and market segments in which we have not had a significant presence in the past. As part of this strategy, we may from time to time acquire additional assets or businesses from third parties. We may not be successful in growing our business or in managing this growth. For us to grow our core auction business successfully, we need to accomplish a number of objectives, including:

•	recruiting and retaining suitable sales and managerial personnel;

•	developing and enhancing an appropriate sales strategy;

•	identifying and developing new geographic markets and market sectors;

•	expanding awareness of our brand, including value proposition and competitive advantages, in existing and new markets;

•	successfully executing the realignment of our sales and operations teams;

•	identifying and acquiring, on terms favourable to us, suitable land on which to build new auction facilities and, potentially, businesses that might be appropriate acquisition targets;

•	obtaining necessary financing on terms favourable to us, and securing the availability of our credit facilities to fund our growth initiatives;

•	receiving necessary authorizations and approvals from governments for proposed development or expansion;

•	integrating successfully new facilities and any acquired businesses into our existing operations;

•	achieving acceptance of the auction process in general by potential consignors, bidders and buyers;

•

establishing and maintaining favourable relationships with and meeting the needs of consignors, bidders and buyers in new markets and market sectors, and maintaining these relationships in our existing markets;

•	capturing relevant market data and utilizing it to generate insight and understanding of key company and industry drivers and market trends;

•	developing appropriate responses based on data collected to meet the needs of existing and potential customers to achieve customer retention targets;

•	succeeding against local and regional competitors in existing and new geographic markets;

•	capitalizing on changes in the supply of and demand for industrial assets, and understanding and responding to changing market dynamics, in our existing and new markets; and

•	designing and implementing business processes and operating systems that are able to support profitable growth.

We will likely need to hire additional employees to manage our growth. In addition, growth may increase the geographic scope of our operations and increase demands on both our operating and financial systems. These factors will increase our operating complexity and the level of responsibility of existing and new management personnel. It may be difficult for us to attract and retain qualified sales personnel, managers and employees, and our existing operating and financial systems and controls may not be adequate to support our growth. We may not be able to improve our systems and controls as a result of increased costs, technological challenges, or lack of qualified employees. Our past results and growth may not be indicative of our future prospects or our ability to expand into new markets, many of which may have different competitive conditions and demographic characteristics than our existing markets.

We are pursuing a long-term growth strategy that requires upfront investment, with no guarantee of long-term returns.

We continue to pursue a long-term growth strategy that contemplates investments in growing our core business and exploring and developing new solutions to meet the needs of equipment owners whose needs are not met by the unreserved auction method, including investments in frontier markets that may not generate profitable growth in the near term, adding new business and information solutions, and developing our people. Planning for future growth requires investments to be made now in anticipation of growth that may not materialize, and if our strategies do not successfully address the needs of current and potential customers we may not be successful growing our gross auction proceeds and our earnings may be adversely impacted. A large component of our SG&A expenses is considered fixed costs that we will incur regardless of gross auction proceeds growth. There can be no assurances that our gross auction proceeds and auction revenues will grow at a more rapid rate than our fixed costs. If we proceed with an acquisition we may not be able to appropriately integrate that business into our existing business.

Our internet-related initiatives are subject to technological obsolescence and potential service interruptions and may not contribute to improved operating results over the long-term; in addition, we may not be able to compete with technologies implemented by our competitors.

We have invested significant resources in the development of our internet platform, including our online bidding service and website. We use and rely on intellectual property owned by third parties, which we license for use in providing our online bidding service. Our internet technologies may not result in any material long-term improvement in our results of operations or financial condition and may require further significant investment to avoid obsolescence. We may not be able to continue to adapt our business to new technologies, including but not limited to internet commerce and we may not be able to compete effectively against internet auction services offered by our competitors.

The success of our online bidding service and other services that we offer over the internet, including equipment-searching capabilities and historical price information, will continue to depend largely on the performance and reliability of the hardware and software we utilize, our ability to use suitable intellectual property licensed from third parties, further development and maintenance of our information technology infrastructure and the internet in general. Our ability to offer online services depends on the performance of the internet, as well as our internal hardware and software systems.

“Viruses”, “worms”, denial of service attacks and other similar cyber threats, which have in the past caused periodic outages and other internet access delays, may in the future interfere with the performance of the internet and some of our internal systems. These outages and delays could reduce the level of service we are able to offer over the internet. We could lose customers and our reputation could be harmed if we were unable to provide services over the internet at an acceptable level of performance or reliability.

The availability and performance of our technology infrastructure are critical to our business.

The satisfactory performance, reliability and availability of our website, enterprise resource planning system, processing systems and network infrastructure are important to our reputation and our business. We will need to continue to expand and upgrade our technology, transaction processing systems and network infrastructure both to meet increased usage of our online bidding service and other services offered on our website and to implement new features and functions. Our business and results of operations could be harmed if we were unable to expand and upgrade in a timely manner our systems and infrastructure to accommodate any increases in the use of our internet services, or if we were to lose access to or the functionality of our internet systems for any reason.

We use both internally developed and licensed systems for transaction processing and accounting, including billings and collections processing. We continually upgrade and improve these systems to accommodate growth in our business. If we are unsuccessful in continuing to upgrade our technology, transaction processing systems or network infrastructure to accommodate increased transaction volumes, it could harm our operations and interfere with our ability to expand our business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RITCHIE BROS. AUCTIONEERS INCORPORATED (Registrant)

Date: May 3, 2012	By:	/s/ Jeremy Black
Jeremy Black, Corporate Secretary